

13700 Mayfield Place, Suite 2135
Richmond, BC V6V 2E4 Canada
Phone: 604-270-4344
Fax: 604-270-4384
www.neovasc.com

NEOVASC APPOINTS MEDICAL DEVICE INDUSTRY EXPERT TO ITS BOARD OF DIRECTORS

December 9, 2008 – Vancouver, BC, Canada – Neovasc Inc. (TSXV: NVC), a new specialty vascular device company, today announced the appointment of Efrem J. Kamen to a newly created position on its Board of Directors.

"We are delighted to have recruited a new director who brings us additional strategic insights and financial know how in the medical device space," said Alexei Marko, chief executive officer of Neovasc. "We expect that Efrem's experience will be very valuable as we continue to refine our strategies to advance our current portfolio of products while also ensuring we are well positioned to ramp up the intensity of our R&D and marketing efforts as economic conditions improve."

Mr. Kamen has spent his career researching and investing in healthcare companies, with a specific focus on the medical device sector. He currently analyzes investments in medical device companies on a global level for Diamondback Advisors NY, LLC, a private New York City investment firm. Prior to joining Diamondback, Mr. Kamen was an analyst at Chicago-based Citadel Investment Group, responsible for medical device investments.

"Neovasc has assembled a portfolio of innovative vascular intervention and surgical device products with significant commercial potential," said Mr. Kamen. "I look forward to working with this talented and energetic team to ensure that the clinical and commercial promise of the company's products and rich R&D pipeline are fully realized."

Earlier in his career, Mr. Kamen held positions of increasing responsibility as an equity research analyst covering medical device companies at SG Cowen and then Citigroup, where he also conducted due diligence for public offerings and other transactions, with much of his work concentrated on cardiovascular device companies. Mr. Kamen received a B.A. with honors from Columbia College in New York, majoring in economics and linguistics.

About Neovasc Inc
Neovasc Inc. is a new specialty vascular device company that develops, manufactures and markets medical devices for the rapidly growing vascular and surgical marketplace. Neovasc is comprised of the former Medical Ventures Corp., Neovasc Medical Ltd. and B-Balloon Ltd. The company's current products include, Metricath® for intravascular measurement and PeriPatch™ surgical tissue and staple line reinforcement products. Neovasc has a development pipeline of innovative new products, and provides contract medical device development and manufacturing services. For more information, visit: www.neovasc.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continues," "estimates," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and

business conditions, both nationally and in the regions in which the Company operates; history of losses and lack of and uncertainty of revenues, ability to obtain required financing, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses, technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with Canadian securities regulators. Although the Company believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

###

Corporate contact:
Neovasc Inc.
Chris Clark
604 248-4138

U.S. media & investor contact:
GendeLLindheim BioCom Partners
Barbara Lindheim
212-918-4650